UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-43046

Green Circle Decarbonize Technology Limited

(Registrant’s Name)

Green Circle Decarbonize Technology Limited

Unit 1809, Prosperity Place, 6 Shing Yip St.

Kwun Tong, Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On January 12, 2026, Green Circle Decarbonize Technology Limited (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with RBW Capital Partners LLC (whose securities and brokerage services are offered through Dawson James Securities, Inc.), as representative of the underwriters named therein (the “Representative” and such other underwriters being collectively called the “Underwriters” or, individually, an “Underwriter”), in connection with issuance and sale by the Company (the “IPO”) of 2,500,000 ordinary shares, par value $0.001 per share (the “Ordinary Shares”) at a price of $4.00 per share, less underwriting discounts and commissions. Pursuant to the Underwriting Agreement, the Underwriters were granted an option (the “Over-Allotment Option”) for a period of 45 days to purchase from the Company up to an additional 375,000 Ordinary Shares, at the same price per share, to cover over-allotments, if any. In connection with the IPO, the Company listed its Ordinary Shares on the NYSE American Market (“NYSE American”), and the Ordinary Shares commenced trading on NYSE American on January 13, 2026 under the symbol “GCDT”.

The material terms of the IPO are described in the final prospectus, dated January 12, 2026 (the “IPO Prospectus”), as filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b) under the Securities Act of 1933, as amended (the “Securities Act”) on January 13, 2026. The IPO was conducted pursuant to a registration statement, as amended, on Form F-1 (File No. 333-276943), initially filed by the Company under the Securities Act with the SEC on February 8, 2024, which was declared effective on December 30, 2025 (the “Registration Statement”).

The IPO closed on January 14, 2026. The Company received net proceeds from the IPO of approximately $8,566,625 after deducting the underwriting discounts and commissions, the non-accountable expense allowance and offering expenses payable to us and the other service parties (excluding any exercise of the Over-Allotment Option in connection with the IPO).

As described in the IPO Prospectus, the Company intends to use the net proceeds from the IPO (including any additional proceeds that we may receive if the Underwriters exercise the Over-Allotment Option to purchase additional Ordinary Shares), for (i) for expanding the production capacity of the Company’s production base for our proprietary technology which is a phase change material (“PCM”) thermal energy storage (“TES”) technology by the construction of a factory with a floor area of approximately 200,000 square feet, together with the acquisition of necessary machinery for production; (ii) repaying the Company’s other borrowings contributed by 5 individuals who are independent third parties with interest rates of 10%, 10%, 5%, 5%, and 5%, fixed rate per annum respectively; (iii) repaying bank borrowings borrowed from The Hong Kong and Shanghai Banking Corporation Limited in 2021; and (iv) working capital, operating expenses, and other general corporate purposes.

On January 14, 2026, pursuant to the Underwriting Agreement, the Company issued underwriters’ warrant to each of the Representative and Revere Securities LLC – the co-manager in the IPO. Each warrant entitled the holder to purchase up to an aggregate of 62,500 Ordinary Shares (“Underwriters’ Warrants”). Pursuant to the Underwriting Agreement and the IPO Prospectus, the Underwriters’ Warrants may be exercised beginning on September 30, 2026, until September 30, 2029. The initial exercise price of the Underwriters’ Warrants is $4.00 per share, which represents 100% of the offering price per share in the IPO. A copy of the Underwriters’ Warrants is furnished herewith as Exhibit 4.1 and is incorporated by reference herein.

The Company issued a press release announcing the closing of the IPO on January 14, 2026. A copy of the press release is furnished herewith as Exhibit 99.3 and is incorporated by reference herein.

In addition, certain holders of the Company’s Ordinary Shares (the “Selling Shareholders”), as identified in the Registration Statement, have agreed to offer for resale of up to an aggregate of 1,800,000 Ordinary Shares (the “Selling Shareholders Shares”) to the public (the “Selling Shareholders Offering” and, together with the IPO, the “Offerings”). The Selling Shareholders may sell the Selling Shareholders Shares through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices.

The material terms of the Selling Shareholders Offering are described in the final prospectus, dated January 12, 2026 (the “Selling Shareholders Offering Prospectus”), as filed by the Company with the SEC pursuant to Rule 424(b) under the Securities Act on January 13, 2026. The Selling Shareholders Offering was conducted pursuant to the Registration Statement, which contained alternate pages for the Selling Shareholders Offering Prospectus, and which became effective on December 30, 2025.

In connection with the Selling Shareholders Offering, the Company registered the Selling Shareholders Shares on behalf of the Selling Shareholders, to be offered and sold by them from time to time, and will not receive any of the proceeds from the sale of the Selling Shareholders Shares by the Selling Shareholder. The Company has agreed to pay all fees and expenses we incur incident to the registration of the Ordinary Shares being offered under the Selling Shareholders Offering Prospectus; however, each of the Selling Shareholders and any purchaser is responsible for paying any discount, and similar selling expenses they incur.

The Company has adopted an insider trading policy and an executive compensation recovery policy, copies of which are attached as Exhibits 99.1 and 99.2 hereto, respectively, and incorporated herein by reference. The Company’s amended and restated articles of association and amended and restated memorandum of association became effective on January 14, 2026, copies of which are attached as Exhibits 3.1 and 3.2, respectively.

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Exhibits.

Exhibit No.	Description
3.1	Amended and Restated Articles of Association
3.2	Amended and Restated Memorandum of Association
4.1	Form of Underwriters’ Warrants
99.1	Insider Trading Policy
99.2	Executive Compensation Recovery Policy
99.3	Closing Press Release, dated January 14, 2026

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Green Circle Decarbonize Technology Limited

Date: January 14, 2026	By:	/s/ Chan Kam Biu Richard
Chan Kam Biu Richard
Chief Executive Officer and Director

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